EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2003	2004	2005	2006	2007
	(In thousands, except ratios)
Earnings:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$31,435	$47,325	$38,946	$38,410	$47,491
Fixed charges (see below)	6,957	11,197	14,774	13,958	15,813
	$38,392	$58,522	$53,720	$52,368	$63,304

Fixed charges:
Interest expensed and capitalized	$2,077	$7,028	$8,888	$8,002	$8,050
Amortized premiums, discounts and capitalized expenses relating to indebtedness	349	188	164	173	161
Estimate of the interest within rental expense (1)	4,531	3,981	5,722	5,783	7,602
	$6,957	$11,197	$14,774	$13,958	$15,813

Ratio of earnings to fixed charges	5.52	5.23	3.64	3.75	4.00

(1) Represents the portion of operating rental expense that management believes is representative of the interest component of rental expense excluding restructuring charges associated with branch and administrative office closings.